

Mail Stop 3720

January 7, 2010

James N. Hauslein
Chairman and Chief Executive Officer
Atlas Acquisition Holding Corp.
c/o Hauslein & Company, Inc.
11450 SE Dixie Highway, Suite 106
Hobe Sound, FL 33455

> **Re: Atlas Acquisition Holdings Corp.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **File No. 001-33927**
> **Filed December 11, 2009**

Dear Mr. Hauslein:

We have reviewed your preliminary proxy statement and have the following comments. Please revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you filed a separate preliminary proxy statement on December 18, 2009 soliciting stockholder approval of an extension of the life of your company. Therefore, we will not be providing any comments on the disclosure about the "Pre-Closing Charter Amendment Proposal" in this letter. In your next revised proxy statement, please remove references to the Pre-Closing Charter Amendment

Proposal.

2. In your response letter, please provide your analysis of why your proposed issuance of common stock pursuant to the contemplated transaction does not require registration under the Securities Act of 1933.

3. It appears that you have bundled together under the post-closing charter amendment proposal certain actions that are separate matters that require separate consideration by your stockholders. For example, please revise to include as a separate proposal the provision for cumulative voting in the election of directors. Please similarly unbundle the proposals on your form of proxy card. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

Questions and Answers About the Meetings, page 1

4. Please revise your disclosure to avoid redundancy between this section and your Summary section, as well as within this section and the Summary section. For example, the disclosure regarding shareholder and warrantholder approval and voting on pages four, five and seven is essentially duplicative of what is found on pages 18-20. As another example, you repeat what is being voted upon and whether they are conditioned on one another in the first, second and third question of the Q & A as well as on pages 10, 11, 17 and 18 of the Summary section.

"Q: How will Atlas' directors and officers vote," page 5

5. We note your disclosure referencing the initial stockholders' agreement to vote their shares in accordance with the vote of the majority of the shares voted by the public stockholders. Please discuss the significance of this agreement in light of the fact that approval of the merger proposal requires the vote of a majority of your public shares. Furthermore, revise your disclosure to clarify that this voting arrangement does not apply to shares the initial stockholders purchased in or subsequent to your initial public offering. Disclose the number and percentage of shares held by the initial stockholders that do not consist of initial shares and how the initial stockholders intend to vote these additional shares.

"Q: How do I exercise my conversion rights," page 5

6. Please clearly state whether stockholders can demand conversion rights by voting in person at the meeting. Include a cross-reference to the discussion of conversion rights on page 51 of your prospectus. Please also disclose whether there are any costs associated with tendering the stock certificates.

Summary of the Proxy Statement, page 10

7. Please include a discussion of the potential rescission rights in this section. Your disclosure should address the possible causes of such rights as well as the scope of the potential liability and the impact such claims may have on the trust account.

The Warrant Conversion Proposal, page 10

8. Please revise to expand your disclosure regarding the warrant conversion proposal. In particular, provide more detailed disclosure in the body of the prospectus and summarize here the following information:

   - the total number of outstanding warrants, including the total number of public warrants and total number of insider warrants;
   - the material terms of the public and insider warrants;
   - material differences between the terms of the public and insider warrants;
   - the total and per warrant number of shares into which the warrants are currently convertible;
   - the conversion ratio;
   - how the conversion ratio was determined;
   - the number, type (insider versus public warrants), and percentage of warrants held by insiders and affiliates;
   - how your insider and affiliates intend to vote on the warrant conversion proposal; and
   - interests of related parties in the warrant conversion proposal.

9. Please disclose when the warrants will be converted into shares of your common stock (if the Warrant Conversion Proposal is approved) and clarify, if true, that warrant holders have no right to vote on the proposals presented at the special meeting of stockholders or to receive funds held in your trust account as to the warrants they hold.

The Parties, page 11

10. Please balance your description of Select Staffing with disclosure of the amount of Select Staffing's debt, its recent decrease in revenues to due to the weakened state of the economy and its net losses.

The Merger, page 12

11. Where you provide a summary of the transaction consideration, also disclose the dollar value of the consideration to be paid in the transaction, including the value of earn-out shares and the issuance of Series A preferred stock to Select Staffing's second lien lenders, based on the closing price of your stock as of the most recent date practicable.

12. Revise your summary to disclose that you will be issuing Series A preferred stock to Select Staffing's lien lenders upon the closing of the transaction as part of your repayment of Select Staffing's second lien loans. Disclose the amount outstanding under the second lien loans and the repayment terms. Disclose the material terms of the Series A preferred stock and the percentage of outstanding shares after the merger that these shares would represent if converted.

13. We note your disclosure on page 13 regarding the manner in which the funds held in your trust account will be released. Please quantify these costs to the extent possible. For example, disclose the Select Staffing debt you will be required to repay and the amount of your deferred underwriting discounts and commissions.

14. Please revise your summary to provide the ownership of the company by your current stockholders, the current Select Staffing stockholders and Mr. D. Stephen Sorensen after the merger assuming all of the currently outstanding warrants are converted and that you issue 7.8 million shares of Series A preferred stock to Select Staffing's second lien lenders. Also disclose the ownership of company in each of the following scenarios:

   - if all of the targets for the earn-out shares are met;

   - if stockholders convert the maximum number of shares;

15. Disclose the EBITDA targets pursuant to which Select Staffing's shareholders will earn up to 6.0 million additional shares. Also disclose the period of time that your stock price must exceed $15.00 for Select Staffing's shareholders to automatically earn 2.0 million additional shares.

16. We note that a condition to the transaction is that Select Staffing restructure its indebtedness. Please provide more detailed disclosure about this condition so that stockholders can evaluate the likelihood of the condition being met.

17. Please revise your disclosure to identify the other material conditions to the merger, including, for example, the requirement that you deliver at least $185 million to prepay indebtedness or for working capital (which amount may be adjusted if stockholders demand conversion of their shares). Please also quantify the payments necessary to retire the second lien term loans and have availability

under the first lien revolver of at least $35 million, as discussed on page 105.

Reasons for the Merger, page 14

18. Provide balancing disclosure in this section by including a brief reference to material risks about this transaction, including, for example, disclosure and quantification of Select Staffing's significant debt as well as its intent to forgive a significant amount of related party debt prior to the merger, which is expected to negatively impact its net income for the first quarter of fiscal year 2010 (as noted on page 104).

19. Provide more detail regarding your board's evaluation of Select Staffing's "growth potential within the industry" and any other material factors considered by the board.

Valuation of Select Staffing, page 15

20. As your certificate of incorporation requires that any business combination have a fair market value of at least 80% of the company's net assets at the time of the acquisition, please revise your summary section to disclose the board's determination of whether the proposed transaction meets the 80% requirement.

Actions that May be Taken to Secure Approval of Our Stockholders, page 16

21. Provide a separate subsection that discusses potential and actual agreements and transactions by Atlas, Select Staffing, the initial stockholders or any of their affiliates to assure approval of the transaction. Discuss the impact of any such transactions on the vote, the ownership of Atlas before and after the transaction with Select Staffing and the amount of funds available in the trust after the transaction with Select Staffing.

Vote of our Founders, page 18

22. In future amendments, revise this section so that it includes quantified disclosure of any future acquisitions of stock by the Atlas insiders (or other affiliates of Atlas) and affiliates of Select Staffing.

23. Please disclose what will happen to the shares of your common stock that the founders will forfeit upon consummation of the merger.

Selected Historical Consolidated Financial Information of Select Staffing, page 21

24. Please refer to the second paragraph. Revise to state, if true, that all adjustments are normal recurring nature. If not, disclose the nature and amount of each

nonrecurring adjustment.

25. Please present net income (loss) for all periods presented.

Risk Factors, page 26

General

26. Include a risk factor addressing the risk that you will have less cash to repay indebtedness and for working capital following the Merger if you purchase a significant amount of shares from stockholders who indicate their intention to vote against the Merger Proposal and seek conversion.

27. Include a risk factor addressing the impact on the available cash and working capital of the combined company when Select Staffing forgives various related party loans as discussed on page 104. This risk factor should quantify the aggregate amount of loans Select Staffing may forgive.

28. Include a risk factor addressing the possible dilution your stockholders will experience if the Series A preferred stock issued upon the contemplated retirement of Select Staffing's second lien debt is converted into common stock. Such risk factor should also address the dilution that will occur upon conversion of the outstanding warrants into common stock.

29. We note that several of risk factors address potential future risks without including a discussion of past experiences, if any, the relevant company has had with these risks, or management's assessment of the likelihood of such risks. To provide context, please revise the risk factors, as applicable. See, for example, "Managing or integrating past and future acquisitions may strain Select Staffing's resources…" (page 29), "Most of Select Staffing's customer contracts can be terminated…" (page 29), and "Select Staffing's information technology systems are critical.." (page 31). These are just examples.

"Our stockholders at the time of the Merger who purchased units…" page 40

30. Please expand this risk factor to disclose the amount stockholders may be entitled to receive pursuant to rescission claims.

Proxy Solicitation Costs, page 50

31. We note that you may also solicit stockholders by telephone or other electronic means. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your

understanding of these requirements in your response.

The Merger Proposal, page 57

Background of the Merger, page 57

32. Please provide more detail regarding your efforts to find potential targets. For example, disclose the number of potential targets with which you engaged in serious discussion and the period of time you were engaged in these discussions. Disclose the general business of these potential targets. Discuss whether you were considering other potential targets when you were engaged in negotiations with Select Staffing.

33. Please provide more insight into the reasons for and negotiations behind management's decisions regarding the ultimate amount and form of consideration for the transaction. Such disclosure should include:

- how the parties determined the particular number of shares to be issued to Select Staffing's security holders;

- how the parties determined the specific EBITDA targets and the amount of shares awarded if Select Staffing achieves these targets;

- how the company determined the consideration that it offered Select Staffing in the non-binding term sheet;

- a more detailed discussion of the negotiations of the maximum amount of debt Select Staffing is permitted to have immediately prior to the merger, the minimum amount of cash Atlas must have to prepay indebtedness and for working capital, and the forgiveness of certain related party obligations, including those of Mr. Sorensen; and

- to the extent the consideration and other terms changed from the term sheet to the ultimate Merger Agreement, an explanation of the process by which those changes came about.

34. Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the presentations provided by Tegris on December 9, 2009 as well as any other reports prepared in connection with your valuation of Select Staffing.

Atlas' Board of Directors' Reasons for the Approval of the Merger, page 62

35. Please provide more specificity regarding the "terms and conditions of the Merger

and the Merger Agreement" the board considered in reaching its conclusion to support the merger.

Valuation, page 64

36. Please identify which members of management and the board of directors participated in the negotiations with the sellers. Disclose the relevant "experience in operational management, investments and financial management and analysis" of such individuals and other members of Atlas' management and board of directors upon whom the board relied to determine that the transaction meets the 80% requirement.

37. We note that the board and Tegris assessed certain public companies in the staffing services industry to determine multiples of projected EBITDA for the calendar year ending in 2010. Please provide additional analysis of the basis for determining that the companies identified on page 65 were the most comparable to Select Staffing.

38. We note your statement on page 65 that you assessed "a number of other public companies in the staffing services industry that we did not believe were comparable to Select Staffing." Please disclose why you did not believe such companies were comparable and disclose the average EBITDA multiples for such companies.

39. Please expand your disclosure to indicate the basis for determining that the transactions identified on page 65 were the most relevant recent comparable transactions. Please indicate whether there were other comparable recent transactions that you did not include in your analysis.

40. Please expand your disclosure to more specifically state how your valuation metrics resulted in your use of a range of potential values for Select Staffing of 8.2 to 12.4 times projected adjusted EBITDA for fiscal 2010.

Actions that May be Taken to Secure Approval of our Stockholders, page 67

41. We note your disclosure about when and how you will inform stockholders of any purchases of Atlas' common stock by Atlas, Select Staffing or affiliates of Atlas and Select Staffing. Given that any such purchases described here could have material impacts on the amount of funds available to the combined company following the business combination and the relative ownership of the company, among other items, please disclose here, in the summary section and in a risk factor that Atlas stockholders may not have time to consider the impact of this material information before submitting a proxy (or if a proxy has already been submitted, may not have time to revoke such proxy).

Rescission Rights, page 69

42. We note your disclosure suggesting that only stockholders at the time of the merger and who have not exercised their conversion rights would have potential securities law claims. Please revise to clarify that all purchasers in your initial public offering may have claims.

The Merger Agreement, page 69

43. We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the representations, warranties and covenants in the Merger Agreement, which is included as an exhibit to your registration statement. Please revise your disclosure to include a clear statement of the company's disclosure obligations with respect to material contradictory information. Please note that general disclaimers regarding the accuracy and completeness of disclosure may not be sufficient when you are aware of material contradictory information.

Conditions to the Completion of the Merger, page 75

44. Please identify all of the "required" approvals and consents referenced on page 75.

45. Expand your disclosure regarding the transactions contemplated by the First Lien Credit Agreement and Second Lien Retirement Agreement. Indicate the manner in which Select Staffing will decrease its debt to $528 million.

46. Advise us whether the parties have received the legal opinions required to be delivered by the closing. If not, indicate when you expect the parties to receive them.

47. Your disclosure suggests that either Atlas or Select Staffing may waive certain conditions to the Merger Agreement. Disclose whether it is the intent of Atlas' board to re-solicit stockholder approval of the transaction if either party waives a material condition. We believe that re-solicitation is generally required when companies waive material conditions to a transaction and such changes in the terms of the transaction render the disclosure that you previously provided to stockholders materially misleading.

The Post-Closing Charter Amendment Proposal, page 78

48. Please disclose the nature of the changes to your charter that your board believes "are immaterial."

49. Disclose the reasons why you have proposed an amendment to provide for

cumulative voting in the election of directors.

Acquisitions, page 94

50. Please provide us with the calculations that support your conclusion that the historical financial statements of Ablest, Inc. and Tandem Staffing Solutions, Inc. are not required under Rule 3-05 of Regulation S-X.

51. Please provide the unaudited financial statements of Resolve Staffing, Inc. for the year ended December 31, 2007 and the audited financial statements for December 31, 2006 and 2005 as previously requested by the staff. Refer to the letter addressed to Mr. Jeff Hass, Farber Hass Hurley, LLP, dated November 17, 2009 from Steven Jacobs, Associate Chief Accountant, Division of Corporation Finance.

52. Per page P-9, it appears to us that Westaff, Inc.'s audited financial statements for the year ended October 28, 2006 and the unaudited financial statements for the three months ended January 24, 2009 are required to be provided under Rule 3-05 of Regulation S-X. Please provide these financial statements or tell us why they are not required to be provided.

53. Per page 144, Select Staffing acquired East-West Staffing in December 2008 for $14 million. Tell us why this acquisition is not reflected in the table. Per page P-9, it appears that the audited financial statements for the year ended December 31, 2007 and the unaudited financial statements for the interim period ended September 30, 2008 are required to be provided under Rule 3-05 of Regulation S-X. Please provide these financial statements or tell us why they are not required to be provided.

Franchise Agent Offices, page 98
Licensed Offices, page 99

54. Please reconcile your disclosures under these headings to your revenue recognition disclosures on pages 120 and 121.

Litigation, page 102

55. With respect to each legal proceeding, please disclose the name of the court or agency in which the proceedings are pending. See Item 103 of Regulation S-K.

Select Staffing's Management's Discussion and Analysis of Financial Condition…, page 103

Outlook, page 103

56. We note Select Staffing's organic or non-acquired revenues have decreased in the interim period ended October 4, 2009 as compared to the interim period ended October 5, 2008. Please discuss the expected impact the current economic environment will have on your future operating results and liquidity.

57. Please expand the disclosure regarding the capital expenditures Select Staffing anticipates in connection with its expansion through additional acquisitions as referenced on page 103. Please quantify, to the extent practicable, the costs associated with Select Staffing's acquisition plans and discuss the impact that such expenditures will have on operating results, liquidity and capital resources.

Change in Independent Registered Public Accounting Firm, page 106

58. We note that the audit reports of PWC are not presented. Please tell us why the financial statements of Select Staffing were re-audited by BDO and Simon & Edward for the periods presented.

59. In view of the fact that Select Staffing's fianancial statements were restated for various errors, it is unclear to us why you disclose that there were not disagreements with PWC relating to any matter of accounting principles or practices, financial statement disclosure or auditing scopes of procedures. Please advise.

Critical Accounting Policies and Estimates

Revenue Recognition, page 120

60. Please see the fourth paragraph. Disclose why "Franchise agent's share of gross profit" is not considered costs of revenues. In addition, revise your reference to "Licensees' share of gross profit" with "Franchise agent's share of gross profit" as presented in the financial statements.

Goodwill and Other Intangible Assets, page 122

61. We note that Select Staffing recognized a goodwill impairment of $9.1 million in the most recent interim period. Please disclose the reporting unit. For each reporting unit With a material goodwill balance that is at risk of failing step one, provide the following disclosures:

- Percentage by which fair value exceeded carrying value as of the date of the most recent impairment test date;

- Amount of goodwill allocated to the reporting unit;

- Discussion of the degree of uncertainty associated with key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise disclose, if true, in your critical accounting policies and estimates section of the MD&A that none of the reporting units with significant goodwill balance are at risk of impairment.

For further guidance, refer to Release No. 33-850 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Select Staffing Compensation Discussion and Analysis, page 130

62. Please update this disclosure for fiscal year 2009 compensation.

Our Executive and Director Compensation Program Following the Merger, page 136

63. Please discuss why Mr. D. Stephen Sorensen will receive a guaranteed bonus of $2,375,000 in 2010 and a substantially increased salary in years 2010 through 2012 under his proposed employment agreement. Provide a similar discussion with respect to the terms of Mr. Paul Sorensen's proposed employment agreement.

Beneficial Ownership of Securities, page 139

64. Please revise to also present the beneficial ownership after the transaction assuming the earnout shares are issued pursuant to the Merger Agreement.

Unaudited Pro Forma Condensed Combined Financial Statements, page P-2

65. If true, please disclose that any approval below the maximum will not have a material impact on the pro forma financial statements. Otherwise, provide a sensitivity analysis.

<u>Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet…, page P-5</u>

66. If the holders of at least $90,000 of the second lien debt do not participate in the retirement transactions, tell us and disclose how you will use the $100,000 cash intended to pay down the $100,000 of the second lien debt.

67. Please refer to adjustment (5). Revise to tie-in each adjustment to the description in the note.

<u>Pro Forma Adjustments to the Consolidated Statements of Operations …, page P-11</u>

68. Please refer to adjustments (1) and (3). Revise to give effect to the Westaff acquisition as of January 1, 2008 for the nine months ended September 30, 2009.

69. Please refer to adjustment (2). Tell us the reason why you are giving effect to the transaction costs of $3,315. It appears to us that these costs are included in the historical financial statements for the nine months ended September 30, 2009.

70. Please refer to adjustment (9). Tell us where the adjustments ($3,553, $2,287, $4,525, $3,479) for the increase in 250 basis points are reflected in the pro forma condensed statements of operations.

<u>Koosharem Corporation Financial Statements</u>

<u>Note 1. Capital Resources and Liquidity, pages F-34 and F-70</u>

71. We note that Koosharem Corporation amended their First and Second Lien Agreements for the financial covenants. Please tell us why it is appropriate to present these agreements as long-term debt as of October 4, 2009 and December 28, 2008. Refer to your basis in the accounting literature.

<u>Note 2. Impairment of long-lived assets, page F-38</u>

72. We note that you recorded a $4,562 impairment of certain customer relationships. We also note your disclosure stating that Long-lived assets consist primarily of property and equipment. In this regard, tell us why you do not include customer relationships and other definite live intangible assets as part of the asset group as defined in paragraph 10 of SFA 144 for purposes of recognition and measurement of an impairment loss. Also, tell us your accounting policy for recognition and measurement of impairment of customer relationships. In addition, tell us and disclose the life assigned to customer relationships.

Note 2. Segment reporting, pages F-40 and F-78

73. We note that you have only one reportable segment. Please tell us your consideration of the guidance in paragraphs 10-15 and 17 of SFAS 131. Also, tell us how you considered the guidance in paragraph 30 of SFAS 142 in connection with the identification of your reporting units for goodwill.

Note 1. Restatement, pages F-64 and F-65

74. Please tell us in more detail the reasons why you understated your workers' compensation insurance reserve in 2008 and 2007.

Annex A

75. Please supplementally provide us a list briefly identifying the contents of all schedules to the Merger Agreement, including the Parent Disclosure Statement.

*   *   *   *

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s Kathleen Krebs, for
Larry Spirgel
Assistant Director

Cc: Brian H. Blaney, Esq.
     Via facsimile to (602) 445-8603